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                                                 Filed by Accord Networks Ltd.
                         pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                        of the Securities Exchange Act of 1934
                                         Subject Company: ACCORD NETWORKS LTD.
                                                    Registration No. 000-30887


                              ACCORD NETWORKS LTD.

                        A COMPANY INCORPORATED IN ISRAEL


In accordance with Section 318(b) of the Israeli Companies Law, 5759-1999 (the "Companies Law") and Regulation 3 of the Israeli Companies Regulations (Merger), 5760-2000, notice is hereby given to the creditors of the Company, if any, that on December 17, 2000, the Company filed with the Israeli Registrar of Companies a Merger Proposal (as such term is defined in the Companies Law) describing the proposed merger (the "Merger") of the Company with Aruba Merger Sub Ltd. ("Merger Sub"), a wholly owned subsidiary of Polycom, Inc. ("Polycom"). After the consummation of the Merger, the Company will become a wholly owned subsidiary of Polycom.

The Merger Proposal may be reviewed at the offices of the Israeli Registrar of Companies or at the offices of the Company, at 94 Em Hamoshavot Rd. Petah -Tikva, Israel, Sunday through Thursday from 09:00 a.m. until 03.00 p.m., Israel time and at the principal executive offices of the Company located at 9040 Roswell Road, Suite, Atlanta, Georgia, U.S.A., Monday through Friday from 9:00 a.m until 03:00 p.m.

Polycom plans to file a Registration Statement on the U.S. Securities and Exchange Commission's Form S-4 in connection with the Merger, and the Company expects to mail a Proxy Statement/Prospectus to its shareholders containing information about the Agreement and Plan of Merger and Reorganization dated as of December 5, 2000 among Polcycom, Merger Sub and the Company (the "Agreement") and the Merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. When filed, the Registration Statement and the Proxy Statement/Prospectus will contain important information about Polycom, the Company, the Agreement, the Merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. Free copies of the Registration Statement and Proxy Statement/Prospectus also will be available from the Company upon written request directed to Accord Networks Ltd., 9040 Roswell Road, Suite 450, Atlanta, Georgia 30350-1877, Attention: Adam Vexler, Secretary and Corporate Counsel.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Polycom and the Company regularly file annual, quarterly and special reports, proxy statements and other

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information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Polycom and the Company at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information on public reference rooms. Polycom's and the Company's filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov.


                                      Sincerely,

                                      Accord Networks Ltd.